KettleSpace, Inc.
Profit & Loss Trend - 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022
Revenue					
KettleOS	17	17	18	18	18
KettleSpace	3	6	-	-	-
Development	-	-	-	-	-
Total Revenue	19	23	18	18	18
COGS	30	15	0	-	-
Gross Margin	(11)	8	17	18	18
Gross Margin %	-54%	34%	98%	100%	100%
Operating Expenses					
G&A	87	113	73	98	68
R&D	83	84	62	64	63
S&M	10	16	6	(0)	3
Total Operating Expenses	180	212	142	161	134
EBITDA	$ (190)	$ (204)	$ (125)	$ (144)	$ (116)

Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022
18	18	18	8	8	7	7
-	-	-	-	-	-	-
-	-	-	-	-	-	-
18	18	18	8	8	7	7
-	-	-	-	-	-	-
18	18	18	8	8	7	7
100%	100%	100%	100%	100%	100%	100%
55	49	46	59	57	63	41
71	50	52	52	45	50	39
4	4	7	4	-	0	-
129	103	106	115	102	113	81
$ (111)	$ (85)	$ (88)	$ (108)	$ (94)	$ (106)	$ (73)

2022
169
9
-
178
45
133
75%
808
716
53
1,577
$ (1,445)

KettleSpace, Inc.
Balance Sheet Trend - 2022

	Jan 2022
Assets	
Curent Assets	
Cash	$ 323
Accounts Receivable	30
Other Current Assets	29
Total Assets	**$ 382**
Liabilities & Equity	
Current Liabilities	
Accounts Payable	$ 264
Accrued Expenses	23
Deferred Revenue	3
Accrued Payroll Expense	79
Accrued Interest	9
ST Loan	25
Total Current Liabilities	404
Long Term Liabilities	
EIDL Loan Payable	150
PPP Loan Payable - 2020	-
SAFE 2020	-
PPP Loan Payable - 2021	201
SAFE 2021	-
Long Term Liabilities	351
Total Liabilities	**$ 754**
Equity	**$ (372)**
Total Liabilities & Equity	**$ 382**

KettleSpace, Inc.
Cash Flow Trend - 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022
Beginning Cash Balance	$ 560	$ 323	$ 231	$ 70	$ 103
KettleOS Revenue	-	20	4	10	12
KettleSpace Revenue	7	6	(4)	-	-
Referral Revenue	-	-	-	-	-
Financing	-	75	25	150	-
Total Cash Inflows	7	101	26	160	12
Compensation	122	122	137	74	66
Venue Comp + Amenities	13	6	8	2	4
Professional Fees + Consulting	82	52	33	23	10
Other Operating Outflows	26	13	9	28	16
Total Cash Outflows	243	193	187	127	97
Net Cash In/Out	(237)	(92)	(161)	33	(85)
Ending Cash Balance	$ 323	$ 231	$ 70	$ 103	$ 19

	Jun 2022		Jul 2022		Aug 2022		Sep 2022		Oct 2022		Nov 2022		Dec 2022		TTM
$	19	$	47	$	153	$	111	$	40	$	106	$	6	$	560
	4		45		8		1		40		1		1		148
	-		-		-		-		-		-		-		9
	-		-		-		-		-		-		-		-
	130		146		104		20		179		-		149		978
	134		192		112		20		220		1		150		1,135
	66		66		95		65		65		66		83		1,027
	-		-		-		-		-		-		-		33
	15		14		21		13		25		28		5		321
	25		6		39		13		63		7		13		258
	106		86		155		91		153		101		100		1,639
	29		105		(42)		(71)		67		(100)		50		(504)
$	47	$	153	$	111	$	40	$	106	$	6	$	56	$	56